File No. 82-3827



No. PTTEP 810/045/2003

Finance Dept.
Tel. 66 (0) 2537-4611

Date: April 24, 2003

Subject: Evergreen Filing for PTT Exploration and Production Public Co., Ltd. (PTTEP)

Attn: United States Securities and Exchange Commission

To maintain the exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 for foreign private issuers, PTT Exploration and Production Public Company Limited (PTTEP) (File No. 82-3827) would like to provide as follows (s):

- ☐ Annual Report of ____________
- ☐ Financial Statement ____________ SUPPL
- ☐ News Release on ____________
- ☑ Copy of the letter to the Stock Exchange of Thailand dated April 24, 2003 "Resolutions of the 2003 General Shareholders' Meeting"
- ☐ Others ____________

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Yours sincerely,

P. Rojanasomsith

Pattrapa Rojanasomsith
Officer, Investor Relations

dlw 5/27


SEC MAIL PROCESSING
RECEIVED
MAY 06 2003
WASH. D.C. 155 SECTION

แบบฟอร์ม No-82-3827/25/4/03

ทะเบียนเลขที่ บมจ. 53

File No. 82-3827



บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

PTTEP No. 1.810/L.115/2003

Finance Dept.
Tel. 0-2537-4512, 0-2537-4611

April 24, 2003

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Resolutions of the 2003 General Shareholders' Meeting

PTT Exploration and Production Public Company Limited (PTTEP) would like to report the resolutions of the 2003 General Shareholders' Meeting held on April 24, 2003 at 15.30 hrs. at the Auditorium, 2nd Floor, PTT Plc. Office Building, 555 Vibhavadi-Rangsit Road, Chatuchak, Bangkok. The details are as follows:

Agenda 1 To approve the Minutes of the 2002 General Shareholders' Meeting.

Resolution: The Meeting participants approved the Minutes.

Agenda 2 To acknowledge the Company's performance and to approve the financial statements for the year 2002 including the dividend payment.

Resolution: The Meeting participants acknowledged the Company's performance and approved the financial statements for the year 2002, including the dividend payment of Baht 6.75 per share, which will be paid on May 9, 2003.

Agenda 3 To approve the appointment of new directors in replacement of those who are due to retire by rotation and to set the directors' remuneration.

Resolution: 1. The Meeting participants re-elected 5 retiring directors as follows:

1.1	Mr. Pala	Sookawesh	Director
1.2	Mr. Nopadon	Mantajit	Director
1.3	Mr. Wisudhi	Srisuphan	Director
1.4	Mr. Anucha	Sihanatkathakul	Director & Independent Director
1.5	Mr. Chitrapongse	Kwangsukstith	Director & Secretary

-2- / 2. The Meeting....



2. The Meeting participants fixed the directors' remuneration for the year 2003 onward, as proposed by directors, and with the votes required by law, as follows:
    (1) Retainer Fee of Baht 20,000/person/month
    (2) Meeting Fee of Baht 20,000/person/month
    (3) Bonus for all directors within the fiscal year at the amount not more than Baht 11.5 million. The Board of Directors will consider the allotment. The amount will be calculated according to the period of directorship and the directors' attendance of meetings. The bonus will be paid after the Board of the Directors has approved the year-end financial statement.
    (4) The Chairman is entitled to receive a higher rate of 25 percent.
    (5) Remunerations of other sub committees remain unchanged.

Agenda 4 To appoint the auditor and to set the auditor's fee.

Resolution: The Meeting participants approved the appointment of the Office of the Auditor General of Thailand, appointed by PTTEP since the start-up of the Company, to be the auditor for the year 2003, and set the fee for the year 2003, at the same rate as last year, in the amount of Baht 900,000. The Office of the Auditor General of Thailand is also the auditor of the Company's subsidiaries.

Agenda 5 To approve the issuance and offering of 2,000,000 units of warrants to purchase the Company's common shares for its management and employees in the year 2003.

Resolution: The Meeting participants approved, with the votes required by law, the issuance and offering of 2,000,000 units of warrants to purchase the Company's common shares for its management and employees in the year 2003, as proposed.

Agenda 6 To approve the allotment of the 2,000,000 newly issued common shares, as the reserve for the exercise of the warrants, issued to management and employees in the year 2003.

Resolution: The Meeting participants approved, with the votes required by law, the allotment of the 2,000,000 newly issued common shares, as the reserve for the exercise of the warrants, issued to management and employees in the year 2003, as proposed.

Agenda 7 To approve the transfer of warrants to purchase the Company's common shares allotted in 2002 for PTTEP directors who are governmental officials to the Ministry of Finance in accordance with the cabinet resolution dated 29 March 1994 on the subject of Ethical Controls for Governmental Officials who are Directors of State Enterprises.

-3- /Resolution....



Resolution: The Meeting participants approved, with the votes required by law, the transfer of warrants to purchase the Company's common shares allotted in 2002 for PTTEP directors who are governmental officials to the Ministry of Finance, as proposed.

Agenda 8 To approve the amendment of the Company's Article of Association, Article 20.

Resolution: The Meeting participants approved, with the votes required by law, the amendment of the Company's Article of Association, Article 20, as proposed and empowered the Company to amend and register such article according to the recommendation of the Company Registrar.

The amendment is as follows:

"**Article 20** The Board of Directors will appoint at least three, but not more than five, Directors as Audit Committee with duty, responsibility, qualification and best practices according to Audit Committee Charter approved by the Board.

The Board of Directors will appoint at least three Directors as Remuneration Committee, with at least one Director being an Independent Director. The committee will consider the remuneration for the Directors, President and the structure of the remuneration for the Management at high level according to a fair and reasonable guideline. The proposal of remuneration for the Directors will be submitted to the Shareholders Meeting while the structures of remuneration for President and the Management at high level will be submitted to the Board of Directors for approvals.

The Board of Directors will appoint at least three Directors as Nomination Committee, with at least one Director being an Independent Director. The Committee will select appropriate candidates to be appointed as new Directors or new President according to a transparent procedure. The proposals will be submitted to the Shareholders Meeting or the Board of Directors Meeting accordingly for further appointment."

Yours sincerely,



Chitrapongse Kwangsukstith
President